Amyris, inc.
5885 Hollis Street, Suite 100
Emeryville, CA 94608
July 21, 2020

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jason L. Drory

Re:	Amyris, Inc. Registration Statement on Form S-1 Filed July 10, 2020
File No. 333-239823
Via EDGAR - Acceleration Request

Requested Date: July 23, 2020
Requested Time: 4:00 p.m. Eastern Time
Ladies and Gentlemen:

Amyris, Inc. (the “Registrant”) hereby requests pursuant to Rule 461(a) of the Securities Act of 1933, as amended, that the Securities and Exchange Commission take appropriate action to make the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant requests that it be notified of such effectiveness by a telephone call to David Michaels of Fenwick & West LLP at (650) 335-7258, or, in his absence, to Nicole Kelsey, General Counsel of the Registrant, at (347) 922-3217.

Sincerely,

AMYRIS, INC.

By:	/s/ Han Kieftenbeld
Han Kieftenbeld
Chief Financial Officer